Exhibit (a)(1)(ii)

Offer to Purchase

O’CONNOR FUND OF FUNDS: MULTI-STRATEGY
677 WASHINGTON BOULEVARD
STAMFORD, CONNECTICUT 06901

OFFER TO PURCHASE UP TO $60,000,000 IN OUTSTANDING
SHARES AT NET ASSET VALUE DATED MARCH 20, 2013

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY
 ON TUESDAY, APRIL 16, 2013, AT 12:00 MIDNIGHT, NEW YORK TIME,
UNLESS THE OFFER IS EXTENDED

If you do not want to sell your shares at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund's tender offer.

To the Shareholders of O’Connor Fund of Funds: Multi-Strategy:

O’Connor Fund of Funds: Multi-Strategy, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase on the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitute the “Offer”) up to $60,000,000 of shares of beneficial interest of the Fund pursuant to tenders by shareholders at a price equal to their net asset value as of June 30, 2013.  (As used in this Offer, the term “Share,” or “Shares,” as the context requires, shall refer to the shares of the Fund representing beneficial interests in the Fund.)  If the Fund elects to extend the tender period for any reason beyond June 30, 2013, for the purpose of determining the purchase price for tendered Shares the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.  This Offer is being made to all shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below.  Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Amended and Restated Agreement and Declaration of Trust dated as of February 23, 2011 (the “Trust Agreement”).

Shareholders should realize that the net asset value of the Fund (and therefore the net asset value of the Shares held by each shareholder) likely will change between January 31, 2013 (the most recent date as of which net asset value is available) and June 30, 2013, when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares.  Tendering shareholders should also note that although the tender offer expires on April 16, 2013, they remain shareholders in the Fund until June 30, 2013, when the net asset value of their Shares is calculated.  The Fund determines the net asset value at least monthly, based on the information it receives from the managers of the investment funds in which it invests, and may determine the net asset value more frequently.  Any tendering shareholders that wish to obtain the most current net asset value of their Shares on this basis should contact their Financial Advisor.

Shareholders desiring to tender their Shares of the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

IMPORTANT

Neither the Fund, nor UBS Alternative and Quantitative Investments LLC, the investment adviser of the Fund (the “Adviser”), nor any of the Trustees makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares.  Shareholders must make their own decisions whether to tender Shares, and, if so, how many Shares to tender.

Because each shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether shareholders should tender Shares pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund’s Administrator, BNY Mellon Investment Servicing (US) Inc. (“BNY”).

O'Connor Fund of Funds: Multi-Strategy
c/o BNY Mellon Investment Servicing (US) Inc.
P.O. Box 857
Claymont, Delaware 19703-9911
Phone:	(877) 431-1973
Fax:	(302) 793-8201
(302) 793-8202
Attention:	Tender Offer Administrator

TABLE OF CONTENTS
1.	Background and Purpose of the Offer	5
2.	Offer to Purchase and Price	6
3.	Amount of Tender	7
4.	Procedure for Tenders	8
5.	Withdrawal Rights	8
6.	Purchases and Payment	9
7.	Certain Conditions of the Offer	10
8.	Certain Information About the Fund	12
9.	Certain Federal Income Tax Consequences.	13
10.	Tax Basis Methodology	14
11.	Miscellaneous.	15

Summary Term Sheet

●
As we said in your Fund’s offering documents, we will buy your Shares at their aggregate net asset value (that is, the value of the Fund’s assets minus its liabilities divided by the number of outstanding Shares).  This offer will remain open until the end of the day on April 16, 2013, at 12:00 midnight, New York time.  Net asset value will be calculated for this purpose on June 30, 2013 (the “Valuation Date”).

●	You may tender some of your Shares or all of your Shares.

●
Repurchases of Shares by the Fund will be made in the form of promissory notes.  Each tendering shareholder will receive a promissory note entitling the shareholder to receive the value of the shareholder’s Shares determined as of the Valuation Date.  Any promissory notes provided to shareholders in payment for tendered Shares will not be transferable.  The delivery of such promissory notes will generally be made promptly (within approximately five business days) after April 16, 2013.  Payment of substantially all of the promissory notes will be made as promptly as practicable after the applicable Valuation Date.  The Fund will not impose any charges on repurchases of Shares of the Fund, although it may allocate to tendering shareholders withdrawal or similar charges imposed by the investment funds in which it invests if the Adviser determined to withdraw from the investment fund as a result of a tender and such a charge was imposed on the Fund.

●
A shareholder tendering for repurchase less than all of its Shares must maintain an account balance of at least $50,000 ($25,000 for certain investors, as disclosed in the Fund’s Prospectus) after the repurchase is effected.  If a shareholder tenders an amount of Shares that would cause the shareholder’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the shareholder so that the required minimum balance is maintained.  The Fund may also repurchase all of the shareholder’s Shares of the Fund.

●
If the Offer is oversubscribed by shareholders who tender Shares, the Fund may extend the repurchase offer period, repurchase a pro rata portion of the Shares tendered or take any other action permitted by applicable law.

●
The Fund has retained the option to pay all or a portion of the repurchase price for Shares by distributing securities, including direct or indirect shares of underlying investment funds as well as other illiquid securities, to shareholders on a pro rata basis.  The receipt by a shareholder of an in-kind distribution of a security carries the risk that the shareholder may not be able to dispose of the security for an indeterminate period of time and only with the consent of a third party, as well as the risk that the distributed security may be very difficult to value.  The Fund may exercise this option in the extraordinary event that the Board of Trustees determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining shareholders.  It is not presently anticipated, however, that the option will be exercised by the Fund.

●
Following this summary is a formal notice of our offer to purchase your Shares.  Our offer remains open to you until the end of the day on April 16, 2013, at 12:00 midnight.  Until this time, you have the right to change your mind and withdraw your Shares from consideration for purchase.  If we do not accept your Shares by the end of the day on April 16, 2013, at 12:00 midnight, you may still withdraw your Shares at any time after May 14, 2013, so long as your offer has not been accepted.  You may also withdraw your Shares at other times with the Fund’s consent.

●
If you would like us to purchase your Shares, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to BNY at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before the end of the day on April 16, 2013, at 12:00 midnight.  Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each shareholder) is likely to change between January 31, 2013 and June 30, 2013, when the value of your Shares will be determined for purposes of calculating your purchase price.  The net asset value of your Shares is determined at least monthly and may be determined more frequently.

●	If you would like to obtain the most current net asset value of your Shares, you may contact your Financial Advisor.

●
Please note that just as you have the right to withdraw your Shares, we have the right to cancel, amend or postpone this offer at any time before the end of the day on April 16, 2013, at 12:00 midnight.  Also realize that although the tender offer expires on April 16, 2013, tendering shareholders remain shareholders in the Fund until June 30, 2013, when the net asset value of their Shares is calculated.

●
If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY.  To assure good delivery, please send the Letter of Transmittal to BNY and not to your Financial Advisor.  If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

1.           Background and Purpose of the Offer.  The purpose of the Offer is to provide liquidity to shareholders who hold Shares as contemplated by and in accordance with the procedures set forth in the Fund’s prospectus (the “Prospectus”) and the Trust Agreement.  The Prospectus, which was provided to each shareholder in advance of subscribing for Shares, and the Trust Agreement provide that the Trustees have the discretion to determine whether the Fund will repurchase Shares from shareholders from time to time pursuant to written tenders.  The Prospectus also states that UBS Alternative and Quantitative Investments LLC, the investment adviser of the Fund (the “Adviser”), expects that generally it will recommend to the Trustees that the Fund repurchase Shares from shareholders on a quarterly basis.  Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Trustees have determined, after consideration of various matters, including, but not limited to, those set forth in the Prospectus, that the Offer is in the best interests of shareholders of the Fund to provide liquidity for Shares as contemplated in the Prospectus and the Trust Agreement.  The Trustees intend to consider the continued desirability of the Fund making quarterly offers to purchase Shares, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of shareholders who do not tender Shares.  A reduction in the aggregate assets of the Fund may result in shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.

The Offer may be terminated in the event that the independent Trustees of the Fund determine to liquidate the Fund after due consideration of the amount of Shares being tendered in the Offer, the amount of Shares that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Trustees, including the ability of the Adviser to continue to manage effectively the Fund’s portfolio in accordance with the Fund’s Prospectus, and the projected aggregate expense ratio of the Fund following consummation of the Offer.

Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Shares from time to time.

2.           Offer to Purchase and Price.  The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $60,000,000 of those outstanding Shares that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the end of the day on April 16, 2013, at 12:00 midnight, New York time (such date and time being hereinafter called the “Initial Expiration Date”).  The purchase price of a Share tendered will be its estimated net asset value as of the close of business on the Valuation Date or, if the Fund elects to extend the tender period beyond the Valuation Date, the purchase price of a Share tendered will be its estimated net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 6.  The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the “Expiration Date.”  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.  The table below shows the estimated unaudited net asset value, as of January 31, 2013, of an initial capital contribution of $250,000 made as of the dates on which initial investments in the Fund were accepted:

	Unaudited Estimated		Unaudited Estimated
Month Initial	Net Asset Value	Month Initial	Net Asset Value
Contribution Made	as of January 31, 2013	Contribution Made	as of January 31, 2013

April 2011	$252,381	December 2011	$265,065
May 2011	$251,030	January 2012	$265,540
June 2011	$251,670	February 2012	$262,868
July 2011	$253,472	March 2012	$260,886
August 2011	$252,804	April 2012	$260,908
September 2011	$260,950	May 2012	$261,255
October 2011	$266,186	June 2012	$261,196
November 2011	$264,838	July 2012	$262,829

August 2012	$261,135	November 2012	$258,079
September 2012	$258,350	December 2012	$256,054
October 2012	$257,777	January 2013	$254,210

As of the close of business on February 1, 2013, the net asset value of the Fund was $328,615,328.  The Fund determines its net asset value at least monthly and may determine its net asset value more frequently.  Shareholders may obtain the most current information regarding the net asset value of their Shares by contacting their Financial Advisor.  Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each shareholder) likely will change between January 31, 2013 and June 30, 2013, when the value of the Shares tendered by shareholders will be determined for purposes of calculating the purchase price of such Shares and the time that shareholders will cease to be shareholders in the Fund.

3.           Amount of Tender.  Subject to the limitations set forth below, shareholders may tender all or some of their Shares.  However, if a shareholder does not tender all of such shareholder’s Shares, the shareholder’s remaining account balance (i.e., the shareholder’s account balance determined as of January 31, 2013, less the dollar amount of the shareholder’s tender) must be equal to at least $50,000 ($25,000 for certain shareholders, as disclosed in the Fund’s Prospectus).  If a shareholder tenders an amount that would cause the shareholder’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such shareholder so that the required minimum balance is maintained.  If, solely as a result of a decline in the net asset value of the Fund between January 31, 2013 and June 30, 2013, your remaining account balance as of June 30, 2013, net of the amount of any tender you have made, is below $50,000 (or, as applicable, $25,000), the Fund will not reduce the amount of your tender.  The Offer is being made to all shareholders of the Fund and is not conditioned on any minimum amount or number of Shares being tendered.

If the amount of the Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $60,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.  If more than $60,000,000 in Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept any additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.  The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.  Based on the January 31, 2013 net asset value of the Fund, George W. Gowen, one of the Fund’s Trustees, beneficially owns Shares with a net asset value of $50,476, and has advised the Fund that he does not intend to tender in the Offer.

4.           Procedure for Tenders.  Shareholders wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to BNY, to the attention of Tender Offer Administrator, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to BNY, also to the attention of Tender Offer Administrator, at the fax numbers set forth on page 2.  The completed and executed Letter of Transmittal must be received by BNY, either by mail or by fax, no later than the Expiration Date.  The Fund recommends that all documents be submitted to BNY by certified mail, return receipt requested, or by facsimile transmission.  If a shareholder elects to tender, it is the tendering shareholder’s responsibility to confirm receipt of the Letter of Transmittal or other document with BNY.

Shareholders are responsible for confirming receipt of a Letter of Transmittal and, therefore, must contact BNY at the address and phone number set forth on page 2.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt.  If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.  The method of delivery of any documents is at the election and complete risk of the shareholder tendering Shares, including, but not limited to, the failure of BNY to receive the Letter of Transmittal or any other document.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Share or any particular shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  Neither the Fund nor the Adviser nor Trustees of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.           Withdrawal Rights.  Any shareholder tendering Shares pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date, (b) at any time after May 14, 2013, if Shares have not then been accepted by the Fund, and (c) at any other time prior to June 30, 2013, but only with the Fund’s consent.  Any withdrawal request made pursuant to clause (c) of this Section 5 will be subject to the Fund’s absolute discretion whether to honor such request and will depend on the Fund’s operational capacity to process such withdrawal request as well as various other factors including the shareholder’s overall relationship with UBS AG and its affiliates (“UBS”), the shareholder’s holdings in other funds affiliated with UBS, and such other matters as the Fund considers relevant at the time.  To be effective, any notice of withdrawal must be timely received by BNY at the address or fax numbers set forth on page 2.  Such receipt should be confirmed by the shareholder in accordance with the procedures set out in Section 4 above.  A form to use to give notice of withdrawal is available by calling BNY at the phone number indicated on page 2.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Shares may again be tendered prior to the Expiration Date by following the procedures described in Section 4.  You are responsible for confirming that any notice of withdrawal is received by BNY.  If you fail to confirm receipt of a notice of withdrawal with BNY, there can be no assurance that any withdrawal you may make will be honored by the Fund.

6.           Purchases and Payment.  For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering shareholder of its election to purchase such Shares.  As stated in Section 2 above, the purchase price of a Share tendered by any shareholder will be the net asset value thereof as of the close of business on the Valuation Date.  The Fund’s net asset value reflects the accrual, if any, of incentive fees payable to the Adviser.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Shares the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.

Shareholders may tender all or some of their Shares (subject to their maintenance of a minimum account balance as described in Section 3 above).  In either case, repurchases of Shares by the Fund will be made in the form of promissory notes (the “Notes,” each, a “Note”).  Each tendering shareholder will receive a Note entitling the shareholder to receive the value of the shareholder’s Shares determined as of the Valuation Date.  The delivery of such Notes will generally be made promptly (within approximately five business days) after the Expiration Date.  Payment of substantially all of the Notes will be made as promptly as practicable after the applicable Valuation Date.  The Fund will not impose any charges on repurchases of Shares of the Fund, although it may allocate to tendering shareholders withdrawal or similar charges imposed by the investment funds in which it invests if the Adviser determined to withdraw from the investment fund as a result of a tender and such a charge was imposed on the Fund.  The Trustees of the Fund believe that payment of a shareholder’s tender amount in the form of a Note is in the best interests of shareholders as it will permit those shareholders who wish to withdraw from the Fund to do so with less chance of their tender amounts being pro rated.  The Notes will be held for shareholders by BNY, will not be transferable, will bear interest pending payment to shareholders to the extent that interest can be earned in insured deposit accounts at The Bank of New York Mellon, the Fund’s custodian, and will be payable in cash in the manner set forth below.

The Fund expects that full payment of the Notes will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in payments of redemption or withdrawal proceeds from underlying investment funds, among other reasons, could extend the payment period.

The Fund will deposit the amounts payable under the Notes in separate accounts with BNY.  The cash payments described above (the “Cash Payments”) will be made by wire transfer directly to the tendering shareholder’s brokerage account with UBS Financial Services Inc. (“UBS Financial Services”), if such shareholder has a UBS Financial Services account.  Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that UBS Financial Services would customarily assess upon the withdrawal of cash from such brokerage account.  If such shareholder does not have a UBS Financial Services account, the Cash Payments will be sent directly to its mailing address as listed in the Fund’s records, unless such shareholder advises the Fund in writing of a change in its mailing address.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Shares acquired pursuant to the Offer from several potential sources, including cash on hand, the proceeds of withdrawals and redemptions from underlying investment funds held by the Fund, possible borrowings and the proceeds of sales of new Shares.  There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above.  This may occur, among other reasons, if underlying investment funds are unable to liquidate their portfolio securities because of market disruptions or because underlying investment funds impose limitations, or “gates,” on the amount that shareholders may withdraw or redeem, or otherwise delay making payments to withdrawing or redeeming shareholders, or because the Fund has been precluded from borrowing under a credit facility either because of a default by the Fund, or a failure by the Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

Although it is not presently contemplated, the Fund has retained the option to pay all or a portion of the repurchase price for Shares by distributing securities, including direct or indirect interests in underlying investment funds as well as other illiquid securities, to shareholders on a pro rata basis in the extraordinary event that the Board of Trustees determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining shareholders.  Securities so distributed may be marketable securities but may also be illiquid securities, including non-transferable interests in liquidating trusts established by the Fund for the purpose of liquidating illiquid securities previously held in the Fund’s portfolio.

7.           Certain Conditions of the Offer.  The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying shareholders of such extension.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Shares the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to:  (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares.  If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Trustees’ judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its shareholders if Shares tendered pursuant to the Offer were purchased; (c) the independent Trustees of the Fund determine to liquidate the Fund after due consideration of the amount of Shares being tendered in the Offer, the amount of Shares that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Trustees, including the ability of the Adviser to continue to manage effectively the Fund’s portfolio in accordance with the Fund’s Prospectus, and the projected aggregate expense ratio of the Fund following consummation of the Offer; or (d) the independent Trustees of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.  If conditions qualifying as war or armed hostilities as expressed in Section 7(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Trustees waive the Fund’s rights under this Section 7, they will determine whether such waiver constitutes a material change to the Offer.  If they determine that it does, the Offer will remain open for at least five business days following the waiver and shareholders will be notified of this occurrence.

The Fund currently is party to a secured Credit Agreement with The Bank of New York Mellon, dated as of June 24, 2011, as amended, supplemented or otherwise modified from time to time (the “Credit Agreement”).  Under the Credit Agreement, the Fund may borrow from time to time on a revolving basis at any time up to the lesser of $35,000,000 and 15% of the net asset value of the Fund in order to fund all or a portion of the purchase price of the Shares purchased in the Offer and to fund investments made by the Fund.  The amount of funds available for borrowing by the Fund under the Credit Agreement will be reduced by the amount of any outstanding borrowings by the Fund under the Credit Agreement to fund all or a portion of the purchase price of Shares purchased in connection with the Fund’s first quarter 2013 tender offer.  Although the Credit Agreement is scheduled to terminate on June 21, 2013, the Adviser intends to negotiate to amend the Credit Agreement to extend its term for a period of at least one year.  The Adviser also intends to pursue a secured credit facility on substantially the same terms and conditions as the Credit Agreement with other financial institutions.  If the Fund extends the term of the Credit Agreement, or enters into a new secured credit facility, the Fund expects that any borrowings to fund the repurchase of Shares would be made pursuant to the Credit Agreement or such new credit facility.

Indebtedness outstanding under the Credit Agreement accrues interest at a rate per annum for each day equal to 1.50% plus the highest of One-Month LIBOR, Overnight LIBOR and the Federal Funds Effective Rate for such day (the “Interest Rate”), or at 2.0% over the Interest Rate during an event of default.  Interest is payable on the maturity date of the applicable loan.  The principal amount of any loan outstanding under the Credit Agreement, together with any interest accrued thereon, is due on the earlier of 120 days after each loan was borrowed and June 21, 2013.  The Credit Agreement also contains a number of other representations and warranties, covenants and conditions to each borrowing that are typical of commercial revolving credit agreements.  The Fund gives no assurances that it will be in compliance with such representations, warranties, covenants and conditions at the times it may wish to borrow under the Credit Agreement.  Indebtedness under the Credit Agreement is secured by a lien on the assets of the Fund.

The amount of any borrowings under the Credit Agreement would depend upon the amount of Shares tendered and prevailing general, economic and market conditions.  If the Fund borrows under the Credit Agreement to pay for Shares purchased in the Offer, the Fund expects that such borrowings would be repaid from funds received from time to time in the ordinary course upon sales of Shares or sale of the Fund’s investments.

8.           Certain Information About the Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust.  The principal executive office of the Fund is located at 677 Washington Boulevard, Stamford, Connecticut 06901 and the telephone number is (203) 719-1428.  Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Trust Agreement.  The Fund’s Trustees are:  Virginia G. Breen, Meyer Feldberg, George W. Gowen and Stephen H. Penman.  Their address is c/o UBS Alternative and Quantitative Investments LLC, 677 Washington Boulevard, Stamford, Connecticut 06901.  Mr. Feldberg is an “interested person” (as defined in the 1940 Act) of the Fund because he is an affiliated person of a broker-dealer with which the Fund does business.

The Fund does not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares from time to time in the discretion of the Fund) or the disposition of Shares, other than as disclosed in the Prospectus; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Trustees of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Trustees of the Fund, to fill any existing vacancy for a Trustee of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Trust Agreement or other actions that may impede the acquisition of control of the Fund by any person.

During the past 60 days, the only transactions involving the Shares that were effected by the Fund, the Adviser, the Trustees or any person controlling the Fund or controlling the Adviser were aggregate subscriptions of $18,119,004 in Shares from shareholders.

9.           Certain Federal Income Tax Consequences.  The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Fund pursuant to the Offer.  All shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

The repurchase of Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes, either as a “sale or exchange,” or, under certain circumstances, as a “dividend.”  In general, the transaction should be treated as a sale or exchange of the Shares, if the receipt of cash results in a meaningful reduction in the shareholder’s proportionate interest in the Fund or results in a “complete redemption” of the shareholder’s interest, in each case applying certain constructive ownership rules.

If the repurchase of your Shares qualifies for sale or exchange treatment, you will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Shares repurchased.  Such gain or loss will be a capital gain or loss if the relevant Shares sold have been held by you as capital assets and generally will be treated as a long-term capital gain or loss if you held your repurchased Shares for more than one year, or as a short-term capital gain or loss if you held your repurchased Shares for one year or less.  However, if you tender Shares on which a long-term capital gain distribution has been received (including, for this purpose, amounts credited as an undistributed capital gain) and you held the repurchased Shares for six months or less, any loss you realize will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.  Notwithstanding the foregoing, any capital loss realized by a shareholder will be disallowed to the extent the Shares repurchased pursuant to the Offer are replaced (including through reinvestment of dividends) with substantially similar shares within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the Shares.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.  The deductibility of capital losses is subject to statutory limitations.

If the repurchase of your Shares does not qualify for sale or exchange treatment, you may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) your tax basis in the relevant Shares.  The tax basis in the Shares tendered to the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be transferred to any remaining Shares held by you.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to shareholders who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the shareholder has been notified by the Internal Revenue Service (“IRS”) that such shareholder is subject to backup withholding.  Certain shareholders specified in the Code and the Treasury Regulations promulgated thereunder are exempt from backup withholding, but may be required to provide documentation to establish their exempt status.  Backup withholding is not an additional tax.  Any amounts withheld will be allowed as a refund or a credit against the shareholder’s federal income tax liability if the appropriate information is provided to the IRS.

Unless a reduced rate of withholding or a withholding exemption is available under the Code or an applicable tax treaty, a shareholder who is a nonresident alien or a foreign entity may be subject to a 30% United States withholding tax on the gross proceeds received by such shareholder if the proceeds are treated as a dividend under the rules described above.  As further discussed in the Fund’s offering documents, if sale or exchange treatment applies to the repurchase, any gain that a foreign shareholder realizes upon the repurchase of Shares will ordinarily be exempt from U.S. income and withholding tax unless (i) in the case of a shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) the gain from the repurchase of the Shares is or is considered to be effectively connected with a U.S. trade or business of the foreign shareholder.  All foreign shareholders should consult their own tax advisers with respect to the income and withholding tax consequences associated with the repurchase of their Shares.

Pursuant to provisions of the Code and Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a “reportable transaction.”  A transaction may be a “reportable transaction” based upon any of several prescribed indicia, including the recognition of losses in excess of certain thresholds (generally, $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder).  Significant penalties may apply upon a failure to comply with this disclosure obligation.  All tendering shareholders should consult their own tax advisers concerning possible disclosure obligations with respect to their tender of the Shares.

Shareholders who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes.  All shareholders are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Shares pursuant to the Offer.

10.           Tax Basis Methodology.  If a shareholder tenders Shares that were purchased by the shareholder on or after January 1, 2012 (“Covered Shares”), the Fund will be required to report to the IRS and furnish to the shareholder the cost basis and holding period for the Covered Shares being tendered.  The Fund has elected the average cost single category (“ACSC”) method as the default cost basis method for the purposes of this requirement.  If you wish to accept the ACSC method as your default cost basis calculation method in respect of Covered Shares in your account, you do not need to take any additional action.  If, however, you wish to affirmatively elect an alternative cost basis calculation method in respect of Covered Shares in your account, you must complete the enclosed cost basis election form, and mail or fax your completed form to BNY at the address/fax number listed on the form.

The cost basis method that a shareholder elects may not be changed with respect to a tender offer after the Valuation Date of the tender offer.  Shareholders should consult their tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

11.           Miscellaneous.  The Offer is not being made to, nor will tenders be accepted from, shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein.  A free copy of such statement may be obtained from the Fund by contacting BNY at the address and phone number set forth on page 2 or from the Securities and Exchange Commission’s website, http://www.sec.gov.  For a fee, a copy may be obtained from the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.